

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 14, 2015

<u>Via E-mail</u>
Julian Aleksov
Executive Chairman
Oasmia Pharmaceutical AB
Vallongatan 1
752 28 Uppsala, Sweden

> **Re: Oasmia Pharmaceutical AB**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 4, 2015**
> **File No. 333-205515**

Dear Mr. Aleksov:

We have reviewed the above referenced registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1. Please revise the cover page to provide a narrower estimate of the offering price range. For initial public offerings, a price range in excess of $2 for offerings up to $10 per share will not be considered bona fide. Please refer to the guidance provided in Question 134.04 in the Regulation S-K Compliance and Disclosure Interpretations.

Stock Lending Agreement, page 113

2. We note your additional disclosure with respect to the entry into a Stock Lending agreement with Alceco to facilitate the closing of the ADSs under Swedish Law. Please provide a supplemental analysis indicating why the stock lending arrangement is necessary under Swedish Law including a discussion of any applicable precedent using

similar methods to facilitate an offering of ADSs by a Swedish company. Please also specify the expected timing of the return of borrowed shares to Alceco following your receipt of newly issued ordinary shares and whether any delays in this process are possible. We may have further comments based on the information you provide

You may contact Vanessa Robertson at (202) 551-34986 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director

cc: <u>Via E-mail</u>
        Henry Nisser, Esq.
        Sichenzia Ross Friedman Ference LLP